

July 26, 2010

Dr. Sehat Sutardja
President and Chief Executive Officer
Marvell Technology Group Ltd.
5488 Marvell Lane
Santa Clara, CA 95054

>   **Re: Marvell Technology Group Ltd.**
>   **Form 10-K for the Year Ended January 30, 2010**
>   **Filed March 31, 2010**
>   **File No. 000-30877**

Dear Dr. Sutardja:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Executive Compensation, page 108

1.   We note from your disclosure under "Compensation Positioning," which you have incorporated by reference from page 23 of your proxy statement, that you target each element of compensation at 50% of your primary peer group. Given that you target the elements of your compensation packages, please tell us and discuss in your applicable future filings how each element of compensation you provide to the named executive officers relates to the data you have analyzed from the peer companies and include an analysis of where actual payments under each

element of compensation fell within the targeted range. If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why.

2.   We note from your discussion under "Discretionary Annual Cash Incentive Bonus" on page 24 of the proxy statement that your Compensation Committee considered various factors, including overall performance, individual performance and strategic objectives. Please tell us and in your future filings, as applicable, please provide substantive analysis and insight into how your Compensation Committee made its incentive compensation determinations with respect to each named executive officer. For example, please discuss and analyze the overall performance, individual performance and strategic objectives that led the Compensation Committee to grant the incentive compensation amounts. Additionally, please explain your statement that the Compensation Committee considered "the difficulty" of achieving overall performance, individual performance and strategic objectives.

3.   While we note your disclosure on page 14 of the proxy regarding compensation disclosure risks, it does not appear you have provided disclosure in response to Item 402(s) of Regulation S-K regarding compensation policies and practices that create risks that are reasonably likely to have a material adverse effect on the company. Please tell us the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Dr. Sehat Sutardja
Marvell Technology Group Ltd.
July 26, 2010
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joseph McCann, Staff Attorney, at (202) 551-6262, or Jay Mumford at (202) 551-3637 if you have questions on the comments.

Sincerely,

Jeffrey Jaramillo
Accounting Branch Chief

cc (via fax):   Tom Savage, Esq. – General Counsel